FILED PURSUANT TO
RULE 424(B)(3)
FILE NO: 333-108780
HINES REAL ESTATE INVESTMENT TRUST, INC.
SUPPLEMENT NO. 37 DATED MARCH 28, 2006
TO THE PROSPECTUS DATED JUNE 18, 2004
     This prospectus supplement (this “Supplement”) is part of, and should be read in conjunction with, the prospectus of Hines Real Estate Investment Trust, Inc. dated June 18, 2004 (the “Prospectus”), Supplement No. 12 to the Prospectus, dated April 22, 2005, Supplement No. 14 to the Prospectus, dated May 19, 2005, Supplement No. 20 to the Prospectus, dated August 22, 2005, Supplement No. 28 to the Prospectus, dated November 22, 2005, Supplement No. 34 to the Prospectus, dated February 13, 2006, Supplement No. 35 to the Prospectus, dated February 28, 2006 and Supplement No. 36 to the Prospectus, dated March 16, 2006. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.
     The purposes of this Supplement are as follows:
•	to provide an update on the status of our public offering;

•	to provide information regarding the dividends declared by our board of directors for the month of April 2006; and

•	to describe the potential acquisition of a property located in Chicago, Illinois.
Status of the Offering
     As of March 24, 2006, we had received gross offering proceeds of approximately $308.4 million from the sale of 31,114,276 of our common shares, including approximately $3.8 million of gross proceeds related to the sale of 403,802 common shares pursuant to our dividend reinvestment plan. As of March 24, 2006, 169,289,526 common shares remained available for sale to the public pursuant to the offering, exclusive of 19,596,198 common shares available under our dividend reinvestment plan.
Dividends Declared by Hines REIT’s Board of Directors
     Our board of directors declared dividends for the month of April 2006. The declared dividends will be calculated based on shareholders of record each day during such month and will equal a daily amount that, if paid each day for a 365-day period, would equal a 6.0% annualized rate based on a share price of $10.00. These dividends will be aggregated and paid in cash in July 2006.
Potential acquisition of 321 North Clark
     On March 23, 2006, we entered into a contract with 321 North Clark Realty LLC, a joint venture between an affiliate of Hines and an institution advised by JP Morgan Chase, to acquire 321 North Clark, an office property located in the central business district in Chicago, Illinois. The Hines affiliate owns a 5% equity interest in the seller and controls its day-to-day operations. The affiliate may also be entitled to receive a promoted share of the distributed proceeds from the sale based on a return achieved in connection with the closing of the proposed transaction, none of which will be borne by the Company. Hines currently manages 321 North Clark and we expect that Hines will continue to manage the property on our behalf if the transaction closes.
     The property consists of a 35-story office building and a parking structure that were constructed in 1987. The building contains an aggregate of approximately 897,000 square feet of rentable area and is approximately 92% leased. The American Bar Association leases 225,555 square feet, or approximately 25% of the property’s rentable area. This lease expires in June 2019. Foley & Lardner LLP, a legal firm, leases 211,546 square feet, or approximately 24% of the property’s rentable area. This lease expires in April 2018. Mesirow Financial, a diversified financial services firm, leases 184,241 square feet, or approximately 21% of the property’s rentable area. This lease expires in December 2009. No other tenant leases more than 10% of the rentable area. We believe that 321 North Clark is suitable and adequate for its intended purpose.
     The contract purchase price for 321 North Clark is expected to be approximately $247.3 million, exclusive of transaction costs, financing fees and working capital reserves. We anticipate that the acquisition will be funded with net proceeds from the Offering, proceeds from borrowings under our existing revolving credit facility and debt financing obtained in connection with the acquisition. In connection with the acquisition of the property, we expect to pay our Advisor approximately $1.2 million in cash acquisition fees.

     We anticipate that the acquisition of 321 North Clark will be consummated on or about April 24, 2006. Although we believe the acquisition of 321 North Clark is probable, the closing of such acquisition is subject to a number of conditions and there can be no guarantee that the acquisition of 321 North Clark will be consummated. If we elect not to close on 321 North Clark for reasons other than the failure of certain conditions or default of the seller, we will forfeit the $10.0 million earnest money deposit made.